Ceridian Corporation

3311 East Old Shakopee Road

Minneapolis, MN 55425

December 18, 2008

VIA EDGAR & FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Karen Garnett

Re:	Ceridian Corporation
Registration Statement on Form S-4
File No. 333-152649

Ladies and Gentlemen:

We refer to the registration statement on Form S-4 (File No. 333-152649) (as amended, the “Registration Statement”) of Ceridian Corporation (the “Company”), relating to the registration of its 11 1/4% Senior Notes due 2015 and 12 1/4% / 13% Senior Toggle Notes due 2015.

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby requests that the effectiveness of the Registration Statement be accelerated so that it may become effective at 5:00 PM (Eastern time) on Monday, December 22, 2008, or as soon as practicable thereafter.

The Company hereby acknowledges the following:

1. Should the Securities and Exchange Commission (the “Commission) or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the proposed public offering of the securities specified in the Registration Statement.

Please call Todd Chandler at (212) 310-8172 of Weil, Gotshal & Manges LLP to confirm the effectiveness of the Registration Statement or with any questions.

Very truly yours,

Ceridian Corporation

By:	/s/ Michael W. Sheridan
Michael W. Sheridan
Executive Vice President, General Counsel
and Corporate Secretary

cc:	Todd R. Chandler, Esq.
Weil, Gotshal & Manges LLP

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